Global Mofy Metaverse Ltd.

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China

March 22, 2023

Via Edgar Correspondence

Ms. Marion Graham

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Global Mofy Metaverse Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed March 7, 2022 CIK No. 0001913749 File No. 333-268553

Dear Ms. Graham,

This letter is in response to the letter dated March 20, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Global Mofy Metaverse Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 3 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed on March 7, 2023

Dilution, page 62

1. We note your table on page 65. Please explain why the total consideration received is $11,112,228. In this respect, it appears that the total consideration received is $22,112,228.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the total consideration received on page 65 to $22,088,828, which is the total of $16,088,828 received from our existing shareholders, including proceeds received in connection with our issuance of 2,308,118 ordinary shares issued to four investors subsequent to September 30, 2022 through private placements.

Consolidated Financial Statements

Note 12. Subsequent Events, page F-27

2. Please clarify your disclosures that state “All of the $1.5 million was at the end of November 2022.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we made an update to this statement on page F-27 to clarify our disclosure.

3. Please revise to disclose in this section that on February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which you issued 740,829, 740,829, and 444,497 ordinary shares of the Company, par value US$0.000002, to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.1 million (RMB65,000,000).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we added a new note 13 to disclose these subsequent events.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Haogang Yang
Name:	Haogang Yang
Title:	Chief Executive Officer